UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated June 21, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

AMF PROCEEDINGS COMPLETED

Paris, June 21, 2007 ----- The Commission des Sanctions, a unit of the French securities regulator, the Autorité des Marchés Financiers (AMF), announced today findings from its investigation into certain financial issues at Rhodia dating back to 2001-2003.

The Commission des Sanctions rejected the majority of the complaints filed by the Collège:

•

The Commission rejected the complaints concerning the valuation of Chirex in 2002 and 2003 and the necessity to depreciate the related goodwill at the end of the first half of 2003. It nevertheless found that the Company’s disclosures in October 2003 were inadequate with regard to one specific issue relating to that business.

•

The complaint relating to cash flow was rejected.

•

The complaint regarding disclosures of environmental risks was rejected.

•

The Commission found that Yves-Rene Nanot, currently Chairman of Rhodia's Board and former Chairman of the Board's Audit Committee, did not violate any AMF rules.

The Commission des Sanctions however upheld:

•

The complaint concerning disclosure of the Group's debt in the years 2001 to 2003.

•

The complaint concerning omission of the depreciation of deferred tax assets as of June 30, 2003.  Rhodia stated that this depreciation was recorded on December 31, 2003.

Based on its findings, the Commission imposed a fine on Rhodia of €750,000.

"With this decision, a page of Rhodia's history has been turned.  I want to emphasize the importance I attach to the quality and transparency of the Group's financial communications," stated Rhodia Chief Executive Officer, Jean-Pierre Clamadieu.

Rhodia, a chemist, leader in its businesses, is an international industrial group resolutely committed to sustainable development. The Group aims to improve its customers' performance through the pursuit of operational excellence and its ability to innovate. Structured around seven Enterprises, Rhodia is the partner of major players in the automotive, tire, electronics, perfume, health and beauty and home care markets. Rhodia is listed on Euronext Paris and the New York Stock Exchange. The Group generated sales of €4.8 billion in 2006 and employs around 16,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer